Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated September 30, 2024
Relating to Preliminary Prospectus issued September 30, 2024
Registration Statement No. 333-282015

This free writing prospectus relates to the initial public offering of shares of common stock of FrontView REIT, Inc. (“FrontView”). On September 30, 2024, FrontView filed Amendment No. 4 to the Registration Statement on Form S-11 (“Amendment No. 4”) (File No. 333-282015) with the Securities and Exchange Commission (the “SEC”). Amendment No. 4 and a copy of the most recent preliminary prospectus relating to this offering (the “Preliminary Prospectus”) may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1988494/000114036124042317/ny20036129x10_s11a.htm

This free writing prospectus updates and supplements the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in Amendment No. 4, including the section entitled “Risk Factors” beginning on page 22 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus. References to “FrontView,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

This free writing prospectus reflects the following changes:

Update to Dilution

The information attached hereto as Appendix A is set forth in Amendment No. 4 under the caption “Dilution.”

Update to Non-GAAP Reconciliation Tables

The information attached hereto as Appendix B is set forth in Amendment No. 4 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Historical and pro forma net income to FFO and AFFO,” “—Reconciliation of Historical and pro forma net income to EBITDA and EBITDAre,” “—Reconciliation of Historical and pro forma net income to Adjusted EBITDAre, Annualized EBITDAre, Annualized Adjusted EBITDAre” and “—Reconciliation of total debt to Net Debt and presents the ratio of the net debt to Annualized EBITDAre and net debt to Annualized Adjusted EBITDAre.”

Update to Pro Forma Financial Statements

The information attached hereto as Appendix C is set forth in Amendment No. 4 under the caption “FrontView REIT, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023.”

FrontView has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in the registration statement and other documents FrontView has filed with the SEC for more complete information about FrontView and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, FrontView, any underwriter, or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting any of the following sources: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or email: prospectus@morganstanley.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or email: prospectus-eq_fi@jpmorgan.com; Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or BofA Securities, Inc. Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, telephone: 1-800-294-1322, or email: dg.prospectus_requests@bofa.com.

Appendix A

DILUTION
Purchasers of our Common Stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our Common Stock from the initial public offering price. As of June 30, 2024, our predecessor had a net tangible book value of approximately $92.7 million, or $12.32 per share. After giving effect to the REIT Contribution Transactions, the Internalization, this offering, and the deduction of underwriting discounts and commissions and estimated offering and other expenses, the pro forma net tangible book value of our Company as of June 30, 2024 would have been approximately $425.7 million, or $15.92 per share of our Common Stock and OP Units to be outstanding upon completion of this offering (based on the midpoint of the price range set forth on the cover page of this prospectus). This amount represents an immediate increase in net tangible book value of $3.60 per share to contributing investors and an immediate dilution in pro forma net tangible book value of $3.08 per share from the initial public offering price of $19.00 per share of our Common Stock to new public investors.
The following table illustrates these per share differences:

Assumed initial public offering price per share of Common Stock			$19.00
Net tangible book value per share of our predecessor before the REIT Contribution Transactions, the Internalization, and this offering(1)	$12.32
Increase in net tangible book value per share attributable to the REIT Contribution Transactions and the Internalization(2)	$2.23
Net tangible book value per share after the REIT Contribution Transactions and the Internalization		$14.55
Increase in net tangible book value per share attributable to this offering(3)		$1.37
Pro forma net tangible book value per share of our Company after the REIT Contribution Transactions, the Internalization, and this offering			$15.92
Dilution in pro forma net tangible book value per share to new investors(4)			$3.08

(1)
Net tangible book value per share of our predecessor before the REIT Contribution Transactions, the Internalization and this offering is determined by dividing the net tangible book value of our predecessor as of June 30, 2024 of $196,392,138, less the $103,724,068 fixed liquidation value of the preferred units of our predecessor, by 7,519,613 shares of our Common Stock and OP Units.

(2)
Represents the difference between the net tangible book value per share after the REIT Contribution Transactions and the Internalization and the net tangible book value per share of our predecessor before the REIT Contribution Transactions, the Internalization, and this offering. The Company recognized $103,724,068 of additional net tangible book value and issued 5,080,877 OP Units in connection with the REIT Contribution Transactions. As part of the REIT Contribution Transactions, the preferred units of our predecessor are converted to 5,080,877 OP Units. The preferred conversion is calculated by dividing the $103,724,068 fixed liquidation preference of the preferred units by the sum of the $19.00 initial public offering price per share of our Common Stock (based on the midpoint of the price range set forth on the cover page of this prospectus) and $1.41 (which represents the preferred unit holders’ proportional share of the cost of the Internalization). The Company recognized $579,234 of additional net tangible book value and issued 931,490 OP Units in connection with the Internalization. The net tangible book value per share after the REIT Contribution Transactions and the Internalization is determined by dividing the total net tangible book value of $196,971,372 by the total diluted share count of 13,531,980.

(3)
Represents the difference between the pro forma net tangible book value per share of our Company after the REIT Contribution Transactions, the Internalization, and this offering and the net tangible book value per share after the REIT Contribution Transactions and the Internalization. The Company recognized an additional $228,679,766 of net tangible book value as a result of this offering, representing $250,800,000 of gross proceeds net of $22,120,234 of underwriting fees, discounts, and commissions and offering expenses, but excluding shares and related proceeds that may be issued or received by us if the underwriters exercise in full their option to purchase additional shares of our Common Stock. The Company issued 13,200,000 shares of Common Stock as a result of this offering. The net tangible book value per share after the REIT Contribution Transactions, and the Internalization, and this offering is determined by dividing the total net tangible book value of $425,651,138 by the total diluted share count of 26,731,980.

(4)
Dilution is determined by subtracting pro forma net tangible book value per share of our Company after giving effect to the REIT Contribution Transactions, the Internalization, and this offering from the assumed initial public offering price paid by a new investor for a share of our Common Stock.

Differences between New Investors and Existing Investors in the Number of Shares and Amount Paid
The table below summarizes (i) the difference between the number of shares of Common Stock and OP Units to be received by our contributing investors and the number of shares of Common Stock to be received by new investors in this offering, and (ii) the difference between our pro forma net tangible book value as of June 30, 2024 after giving effect to the REIT Contribution Transactions and the Internalization, but prior to this offering and the total consideration paid in cash by new investors in this offering.

	Shares/OP Units Issued		Pro Forma Net Tangible Book Value of Contributions/ Cash(1)		Average Price Per Share/OP Unit
	Number	Percent	Amount	Percent	Amount
Existing Investors(2)	13,531,980	50.6%	$196,971,372	44.0%	$14.55
New investors	13,200,000	49.4%	$250,800,000	56.0%	$19.00
Total	26,731,980	100.0%	$447,771,372	100.0%	$16.75

(1)	Represents pro forma net tangible book value as of June 30, 2024 after giving effect to the REIT Contribution Transactions, the Internalization and this offering.
(2)
Includes OP Units to be issued in connection with the REIT Contribution Transactions and the Internalization and shares of Common Stock to be issued in connection with the REIT Contribution Transactions, but excluding any shares that may be issued by us if the underwriters exercise in full their option to purchase additional shares of our Common Stock.

Appendix B

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments to FFO that we use to calculate AFFO. In the future, the SEC, Nareit or another regulatory body may decide to standardize the allowable adjustments across the REIT industry and in response to such standardization we may have to adjust our calculation and characterization of AFFO accordingly.
The following is a reconciliation of historical and pro forma net income (which is the most comparable GAAP measure) to FFO and AFFO:
Reconciliation of Historical and pro forma net income to FFO and AFFO

	Six months ended June 30,			Years ended December 31,
(in thousands)	Company Pro Forma Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2023	Company Pro Forma Consolidated (unaudited) 2023	Historical Consolidated 2023	Historical Consolidated 2022
Net loss	$(4,838)	$(6,381)	$(5,057)	$(24,398)	$(1,524)	$(5,380)
Depreciation on real property and amortization of real estate intangibles	14,249	14,296	11,156	28,860	24,730	21,801
Share of 50/50 Joint Venture's depreciation on real property and amortization of real estate intangibles	—	—	1,116	—	1,798	2,385
(Gain) loss on sale of real estate	—	(337)	332	—	(725)	201
Share of 50/50 Joint Venture's gain on sale of real estate	—	—	(260)	—	(260)	—
Gain from acquisition of equity method investment	—	—	—	—	(12,988)	—
FFO	$9,411	$7,578	$7,287	$4,462	$11,031	$19,007
Straight-line rent adjustments	(728)	(777)	(573)	(1,126)	(1,350)	(1,307)
Share of 50/50 Joint Venture's straight-line rent adjustments	—	—	(11)	—	(43)	(133)
Adjustments to provision for bad debt	57	57	12		213	142
Share of 50/50 Joint Venture's adjustments to provision for bad debt	—	—	60	—	123	—
Amortization of financing transaction and discount costs	792	2,092	1,166	1,584	2,792	2,292
Share of 50/50 Joint Venture's amortization of debt issuance cost	—	—	139	—	226	268
Amortization of above/below market lease intangibles	903	915	576	1,440	1,469	552
Share of 50/50 Joint Venture's amortization of above/below market lease intangibles	—	—	56	—	90	228
Stock-based compensation expense	1,971	—	—	3,943	—	—
Adjustment for structuring and public company readiness costs	—	74	1,951	—	4,092	—
Adjustment for Internalization expense	—	—	447	16,498	2,169	—
AFFO	$12,406	$9,939	$11,110	$26,801	$20,812	$21,049

We compute EBITDA as earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in our industry. We believe that this ratio provides investors and analysts with a measure of our leverage that includes our operating results unaffected by the differences in capital structures, capital investment cycles and useful life of related assets compared to other companies in our industry. In 2017, Nareit issued a white paper recommending that companies that report EBITDA also report EBITDAre in financial reports. We compute EBITDAre in accordance with the definition adopted by Nareit. Nareit defines EBITDAre as EBITDA (as defined above) excluding gains (loss) from the sales of depreciable property and provisions for impairment on investment in real estate. We also exclude the gain from acquisition of equity method investment as the gain represents a one-time transaction for the purchase of the 50% interest held by our predecessor’s sole partner in the 50/50 Joint Venture. As the gain will not recur in the future, it is excluded from EBITDAre. We believe EBITDA and EBITDAre are useful to investors and analysts because they provide important supplemental information about our operating performance exclusive of certain non-cash and other costs.
EBITDA and EBITDAre are not measures of financial performance under GAAP, and our EBITDA and EBITDAre may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and EBITDAre as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.
The following table reconciles net income (which is the most comparable GAAP measure) to EBITDA and EBITDAre:
Reconciliation of Historical and pro forma net income to EBITDA and EBITDAre

	Six months ended June 30,			Years ended December 31,
(in thousands)	Company Pro Forma Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2023	Company Pro Forma Consolidated (unaudited) 2023	Historical Consolidated 2023	Historical Consolidated 2022
Net loss	$(4,838)	$(6,381)	$(5,057)	$(24,398)	$(1,524)	$(5,380)
Depreciation and amortization	15,152	15,211	11,732	28,860	26,199	22,352
Share of 50/50 Joint Venture's depreciation and amortization	—	—	1,172	—	1,888	2,614
Interest expense	8,738	13,292	7,268	17,517	18,377	12,464
Share of 50/50 Joint Venture's interest expense	—	—	1,008	—	1,660	1,699
Income taxes	281	281	158	390	316	430
Share of 50/50 Joint Venture's income taxes	—	—	27	—	37	38
EBITDA	$19,333	$22,403	$16,307	$22,369	$46,953	$34,217
(Gain) loss on sale of real estate	—	(337)	332	—	(725)	201
Share of 50/50 Joint Venture's gain on sale of real estate	—	—	(260)	—	(260)	—
Gain from acquisition of equity method investment	—	—	—	—	(12,988)	—
EBITDAre	$19,333	$22,066	$16,379	$22,369	$32,980	$34,418

We compute adjusted EBITDAre as EBITDAre for the applicable quarter, as adjusted to (i) reflect all investment and disposition activity that took place during the applicable quarter as if each transaction had been completed on the first day of the quarter, (ii) exclude certain GAAP income and expense amounts that we believe are infrequent and unusual in nature because they relate to unique circumstances or transactions that had not previously occurred and which we do not anticipate occurring in the future, (iii) eliminate the impact of lease termination fees from certain of our tenants, and (iv) exclude non-cash stock-based compensation expense. Annualized adjusted EBITDAre is calculated by multiplying adjusted EBITDAre for the applicable quarter by four, which we believe provides a meaningful estimate of our current run rate for all of our investments as of the end of the most recently completed quarter. You should not unduly rely on this measure as it is based on assumptions and estimates that may prove to be inaccurate. Our actual reported EBITDAre for future periods may be significantly different from our annualized adjusted EBITDAre.
The following table reconciles net income (which is the most comparable to GAAP measure) to EBITDA, EBITDAre, adjusted EBITDAre, and annualized adjusted EBITDAre.
Reconciliation of Historical and pro forma net income to Adjusted EBITDAre, Annualized EBITDAre, Annualized Adjusted EBITDAre

	Six months ended June 30,
(in thousands)	Company Pro Forma Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2024
Net loss	$(4,838)	$(6,381)
Depreciation and amortization	15,152	15,211
Interest expense	8,738	13,292
Income taxes	281	281
EBITDA	$19,333	$22,403
Gain on sale of real estate	—	(337)
EBITDAre	$19,333	$22,066
Adjustment for current period investment activity(1)	—	—
Adjustment for current period disposition activity(2)	—	(646)
Adjustment for non-cash compensation expense(3)	1,971	—
Adjustment to exclude non-recurring expenses (income)(4)	—	74
Adjusted EBITDAre	$21,304	$21,494
Annualized EBITDAre	38,666	44,132
Annualized adjusted EBITDAre	42,608	42,988

(1)	Reflects an adjustment to give effect to all acquisitions during the period as if they had been acquired as of the beginning of the period.
(2)	Reflects an adjustment to give effect to all dispositions during the period as if they had been sold as of the beginning of the period.
(3)	Reflects an adjustment to exclude non-cash stock-based compensation expense.
(4)	Reflects an adjustment to exclude non-recurring expenses including offering costs.
Net debt is a non-GAAP financial measure. We define net debt as our debt less cash, cash equivalents and restricted cash. The ratios of net debt-to-EBITDAre and net debt-to-annualized adjusted EBITDAre represent net debt as of the end of the applicable period divided by EBITDAre or annualized adjusted EBITDAre for the period, respectively. We believe that these ratios are useful to investors and analysts because they provide information about gross debt less cash and cash equivalents, which could be useful to repay debt, compared to our performance as measured using EBITDAre and annualized adjusted EBITDAre, which are described above.

The following table reconciles total debt (which is the most comparable GAAP measure) to net debt, and presents the ratios of net debt-to-EBITDAre and net debt-to-annualized adjusted EBITDAre:
Reconciliation of total debt to Net Debt and presents the ratio of the net debt to Annualized EBITDAre and net debt to Annualized Adjusted EBITDAre

	As of June 30,
(in thousands)	Company Pro Forma Condensed Consolidated (unaudited) 2024	Historical Condensed Consolidated (unaudited) 2024
Debt
New Delayed Draw Term Loan	$200,000	$—
New Revolving Credit Facility	53,829	—
ABS Notes	—	253,829
Revolving Credit Facility	—	159,890
Term Loan Credit Facility	—	15,967
Total debt	253,829	429,686
Cash, cash equivalents and restricted cash	(71,455)	(16,620)
Net debt	182,374	413,066
Net debt to annualized EBITDAre	4.72	9.36
Net debt to annualized adjusted EBITDAre	4.28	9.61

Appendix C

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023
The following unaudited pro forma condensed consolidated financial statements of FrontView REIT, Inc. (together with its consolidated subsidiaries, the “Company”) as of and for the six months ended June 30, 2024 and for the year ended December 31, 2023, prepared in accordance with Article 11 of Regulation S-X, were derived from the historical condensed consolidated financial statements of the Company’s predecessor, NADG NNN Property Fund, LP (together with its consolidated subsidiaries, the “Predecessor”). The unaudited pro forma condensed consolidated balance sheet as of June 30, 2024 gives effect to the Company’s initial public offering and certain other completed and proposed transactions, as if these events had occurred on June 30, 2024. The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023 gives effect to the Company’s initial public offering and certain other completed and proposed transactions, as if these events had occurred on January 1, 2023.
The pro forma adjustments give effect to events that are (1) directly attributable to the transactions referred to below, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on the Company. The adjustments necessary to fairly present the unaudited pro forma condensed consolidated financial statements have been based on available information and assumptions that the Company believes are reasonable. The adjustments are described in the notes to the unaudited pro forma condensed consolidated financial statements and present how our condensed consolidated financial statements may have appeared had our capital structure reflected the below transactions as of the dates noted below.
The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical condensed consolidated financial statements of the Predecessor, including the notes thereto, and other financial information and analysis, including the section captioned “Management's Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements (1) are based on available information and assumptions that the Company deems reasonable, (2) are presented for informational purposes only, (3) do not purport to represent the Company’s financial position or results of operations or cash flows that would actually have occurred assuming completion of the transactions described above on the dates specified, and (4) do not purport to be indicative of the Company’s future results of operations or financial position.
REIT Contribution Transactions and Internalization
Prior to or concurrently with the initial public offering, the Company will engage in a series of contribution transactions and internalization described under “REIT Contribution Transactions and Internalization” presented elsewhere in this prospectus, including, but not limited to, the following:
•
Upon completion of the REIT Contribution Transactions and Internalization, the Company will be the sole general partner of FrontView Operating Partnership LP (the “OP”) and will hold substantially all of its assets, and will conduct substantially all of its operations, through the OP.

•
Pursuant to the terms of the Amended and Restated Internalization Agreement, dated as of July 10, 2024, by and among the Company, the OP, North American Realty Services, LLLP (“NARS”) and certain affiliates of NARS (the “Internalization Agreement”), the Company will complete the internalization of the external management functions currently performed for the Predecessor (the “Internalization”). In connection with the Internalization, NARS and certain affiliates of NARS, including certain executive officers and directors of the Company, will receive 931,490 OP Units, representing approximately 3.5% of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) on a fully diluted basis (based on the midpoint of the price range set forth elsewhere in this prospectus). For more information, see “REIT Contribution Transactions and Internalization—Internalization.”

•
Pursuant to the terms of (i) the Contribution Agreement by and between certain individual investors in our predecessor and the OP, (ii) the Contribution Agreement by and between the individual investors in one of the subsidiaries of our predecessor and the OP, (iii) the Contribution Agreement, by and between NADG NNN Property Fund (US) Limited Partnership and the OP, and (iv) the Contribution Agreement, by and between NADG NNN Convertible Preferred (Canadian) LP and the OP; (the “Contribution Agreements”), the following will occur prior to or concurrently with the completion of the Company’s initial public offering (the “REIT Contribution Transactions”):

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023
•
The Predecessor’s private REIT will effect a 250 for-one split of its common units. Following that unit split, pursuant to the Contribution Agreements, the Predecessor’s common unit holders will exchange their common units (or interest in the entity that owns the common units in the Predecessor's private operating partnership) for OP Units or shares of Common Stock on a one-for-one basis. Following that unit split and exchange, such contributing investors will hold an aggregate of 5,742,303 OP Units and 1,777,310 shares of Common Stock, representing approximately 28.1% of the outstanding shares of the Common Stock on a fully diluted basis (based on the midpoint of the price range set forth on the cover page of this prospectus). The Common Stock issued in the REIT Contribution Transactions will not be listed on the NYSE until 180 days after the closing of this offering. For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”

•
Existing preferred unit holders will exchange their interests in the Predecessor’s private operating partnership (or interest in the entity that owns the preferred interests in the Predecessor’s private operating partnership) for OP Units. Based on the midpoint of the price range set forth on the cover page of this prospectus, such contributing investors will receive 5,080,877 OP Units, representing approximately 19.0% of the outstanding shares of the Common Stock on a fully diluted basis. The number of OP Units to be issued to such contributing investors will be calculated by dividing the fixed liquidation preference of the preferred units in the Predecessor’s private operating partnership ($10,400 per unit, plus any accrued and unpaid preferred return, or approximately $103.7 million in the aggregate) by the sum of the initial public offering price per share of the Common Stock and $1.41 (which represents the preferred unit holders’ proportional share of the cost of the Internalization). For more information, see “REIT Contribution Transactions and Internalization—REIT Contribution Transactions.”

Initial Public Offering
In connection with the Company’s initial public offering, the following will occur:
•
The Company will sell 13,200,000 shares of Common Stock at the initial public offering price. The Company will also grant the underwriters an option to purchase up to an additional 1,980,000 shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, within 30 days after the date of this prospectus. These unaudited pro forma condensed consolidated financial statements assume no exercise by the underwriters of their option to purchase additional shares of Common Stock.

•	The Company will contribute the net proceeds from this offering to the OP in exchange for a number of OP units equal to the number of shares of Common Stock issued and sold in this offering.
•	The OP will use the net proceeds received from this offering as described under “Use of Proceeds” and “Capitalization” presented elsewhere in this prospectus.
•
The Company will repay the outstanding borrowings under the Predecessor’s $202.5 million secured credit facility (the “Revolving Credit Facility”) and the $17.0 million secured credit facility (entered into through the Predecessor’s joint venture, NADG NNN 50/50 LP (“Joint Venture”)) (the “Term Loan Credit Facility”) that were drawn to fund property acquisitions.

•
The Company will adopt a new equity incentive plan in order to provide long-term equity-based incentives to the Company’s key employees, including executive officers and non-employee directors (the “2024 Equity Incentive Plan”) as described under “Executive Compensation” presented elsewhere in this prospectus. The total number of shares of Common Stock reserved and available for issuance under the 2024 Equity Incentive Plan is 1,722,719 shares.

•
On September 6, 2024, the Company entered into a new $250 million unsecured revolving credit facility and a new $200 million unsecured delayed draw term loan that will, in each case, become effective contemporaneously with the closing of this offering.

2023 Acquisitions and Dispositions
During the year ended December 31, 2023, the Predecessor completed 26 property acquisitions with an aggregate purchase price, including transaction costs, of $75.4 million, which are included in the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements

FRONTVIEW REIT, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023
also give effect to two completed property dispositions in the Predecessor with an aggregate sale price, including transaction costs, of $5.2 million. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023, gives effect to these property acquisitions and dispositions as if these events had occurred on January 1, 2023.
2024 Dispositions
During the period from January 1, 2024 through July 31, 2024, the Predecessor completed five property dispositions in the Predecessor with an aggregate sale price, including transaction costs, of $9.8 million. The unaudited pro forma condensed consolidated balance sheet gives effect to these property dispositions as if these events had occurred on June 30, 2024 and the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023, gives effect to these property dispositions as if these events had occurred on January 1, 2023.
Joint Venture Acquisition
On October 20, 2023, the Predecessor acquired the remaining 50% interest held by the Predecessor’s private REIT fund structure’s sole partner in the Joint Venture (the “Joint Venture Acquisition”). The purchase price to acquire the remaining 50% interest was $138.3 million. This equates to a net purchase price of $26.9 million, after adjusting for assumed debt of $86.7 million and net working capital of $2.3 million. As of December 31, 2023, the Joint Venture owned 54 properties, which are included in the Predecessor’s consolidated balance sheet and statement of operations. The Joint Venture Acquisition was funded through cash, cash equivalents and restricted cash, the assumption of existing debt and $26.5 million of borrowings pursuant to the Revolving Credit Facility. The historical consolidated balance sheet of the Predecessor reflects the Joint Venture Acquisition as it had occurred on October 20, 2023. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2023, gives effect to the Joint Venture Acquisition as if it had occurred on January 1, 2023.
Autonomous Entity Adjustments
As a public company, the Company expects to incur incremental costs related to general and administrative costs, including employee compensation and benefits, board of directors’ fees and expenses, directors’ and officers’ insurance, and incremental legal, audit, tax, consulting and other costs related to the corporate infrastructure. The Company will also incur additional costs relating to its public reporting and compliance obligations as a public company. For the six months ended June 30, 2024, the Company estimates these incremental costs to amount to $2.0 million. In order to determine these incremental costs, the Company performed an analysis of its anticipated organizational structure to estimate the cost of additional resources and third-party services deemed necessary to operate as a public company.

FRONTVIEW REIT, INC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2024
(in thousands, except per share amounts)

			Pro Forma Adjustments
	Historical Company (A)	Historical Predecessor (B)	REIT Contribution Transactions and Internalization (C)	Company Pro Forma Subtotal	Proceeds from this Offering (D)	Use of Proceeds from this Offering & Repayment of Debt (E)	Company Pro Forma
ASSETS
Real estate held for investment, at cost
Land	$—	$312,143	$—	$312,143	$—	$—	$312,143
Buildings and improvements	—	328,121	—	328,121	—	—	328,121
Total real estate held for investment, at cost	—	640,264	—	640,264	—	—	640,264
Less accumulated depreciation	—	(34,356)		(34,356)			(34,356)
Real estate held for investment, net	—	605,908	—	605,908	—	—	605,908
Assets held for sale	—	—	—	—	—	—	—
Cash, cash equivalents and restricted cash	1	16,620	530	17,151	231,871	(177,566)	71,455
Intangible lease assets, net	—	108,281	(579)	107,702	—	—	107,702
Intangible asset	—	—	1,200	1,200	—	—	1,200
Other assets	—	14,657	641	15,298	(3,191)	—	12,107
Total assets	$1	$745,466	$1,792	$747,259	$228,680	$(177,566)	$798,372

LIABILITIES, CONVERTIBLE NON-CONTROLLING PREFERRED INTERESTS AND STOCKHOLDERS' EQUITY

Liabilities
Debt, net	$—	$427,435	$—	$427,435	$—	$(177,566)	$249,869
Intangible lease liabilities, net	—	14,997	—	14,997	—	—	14,997
Accounts payable and accrued liabilities	—	13,359	592	13,951	—	—	13,951
Total liabilities	—	455,791	592	456,383	—	(177,566)	278,817

Convertible non-controlling preferred interests	—	103,724	(103,724)	—	—	—	—

Stockholders' equity
Partners' capital	—	185,951	(185,951)	—	—	—	—
Common Stock, par value $0.01 per share	—	—	18	18	132	—	150
Additional paid in capital	1	—	45,795	45,796	228,548	—	274,343
Non-controlling interests in the OP	—	—	245,062	245,062	—	—	245,062
Total stockholders' equity	1	185,951	104,924	290,876	228,680	—	519,555
Total liabilities, convertible non-controlling preferred interests and stockholders' equity	$1	$745,466	$1,792	$747,259	$ 228,680	$(177,566)	$798,372

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FRONTVIEW REIT, INC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024
(in thousands, except per share amounts)

		Pro Forma Adjustments
	Historical Predecessor (F)	Completed 2024 Dispositions (G)	REIT Contribution Transactions and Internalization (H)	Use of Proceeds from this Offering & Repayment of Debt (I)	Company Pro Forma
Revenues
Rental revenues	$29,869	$(713)	$—	$—	$29,156

Operating expenses
Depreciation and amortization	14,296	(40)	(7)	—	14,249
Property operating expenses	3,691	(27)	—	—	3,664
Property management fees	1,007	—	(1,007)	—	—
Asset management fees	2,068	—	(2,068)	—	—
General and administrative expenses	1,361	—	5,110	—	6,471
Total operating expenses	22,423	(67)	2,028	—	24,384

Other expenses (income)
Interest expense	13,292	—	—	(4,554)	8,738
Gain on sale of real estate	(337)	337	—	—	—
Impairment loss	591	—	—	—	591
Income taxes	281	—	—	—	281
Total other expenses (income)	13,827	337	—	(4,554)	9,610

Net loss	(6,381)	(983)	(2,028)	4,554	(4,838)
Less: Net loss attributable to non-controlling interest - Predecessor	1,743	—	(1,743)	—	—
Less: Net income (loss) attributable to non-controlling interest	—	—	1,743	384	2,127
Net income (loss) attributable to common stockholders	$(4,638)	$(983)	$(2,028)	$4,938	$(2,711)

Pro forma weighted average number of shares of Common Stock outstanding
Basic and Diluted					14,977
Pro forma net earnings per share of Common Stock
Basic and Diluted					$(0.18)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FRONTVIEW REIT, INC
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands, except per share amounts)

		Pro Forma Adjustments
	Historical Predecessor (J)	Completed 2023 Acquisitions and Dispositions (K)	Completed 2024 Dispositions (G)	Joint Venture Acquisition (L)	REIT Contribution Transactions and Internalization (H)	Use of Proceeds from this Offering & Repayment of Debt (I)	Company Pro Forma
Revenues
Rental revenues	$48,266	$2,528	$(593)	$7,690	$—	$—	$57,891

Operating expenses
Depreciation and amortization	24,730	1,061	(442)	3,596	(85)	—	28,860
Property operating expenses	5,826	(67)	(54)	953	(109)	—	6,549
Property management fees	1,616	—	—	—	(1,616)	—	—
Asset management fees	4,139	—	—	—	(4,139)	—	—
General and administrative expenses	8,054	(5)	(13)	283	4,156	—	12,475
Total operating expenses	44,365	989	(509)	4,832	(1,793)	—	47,884

Other expenses (income)
Interest expense	18,377	—	—	2,642	—	(3,502)	17,517
(Gain) loss on sale of real estate	(725)	725	—	—	—	—	—
Impairment loss	407	—	(407)	—	—	—	—
Income taxes	316	—	—	74	—	—	390
Management Internalization expense	—	—	—	—	16,498	—	16,498
Total other expenses (income)	18,375	725	(407)	2,716	16,498	(3,502)	34,405

Operating gain (loss)	(14,474)	814	323	142	(14,705)	3,502	(24,398)
Gain from acquisition of equity method investment	12,988	—	—	(12,988)	—	—	—
Equity income (loss) from investment in an unconsolidated entity	(38)	—	—	38	—	—	—
Net income (loss)	(1,524)	814	323	(12,808)	(14,705)	3,502	(24,398)
Less: Net loss attributable to non-controlling interest - Predecessor	424	—	—	—	(424)	—	—
Less: Net income (loss) attributable to non-controlling interest	—	—	—	—	424	10,304	10,728
Net income (loss) attributable to common stockholders	$(1,100)	$814	$323	$(12,808)	$(14,705)	$13,806	$(13,670)
Pro forma weighted average number of shares of Common Stock outstanding
Basic and Diluted							14,977
Pro forma net earnings per share of Common Stock
Basic and Diluted							$(0.91)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FRONTVIEW REIT, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet
The adjustments to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2024 are as follows:
(A)
Reflects the unaudited historical balance sheet of the Company as of June 30, 2024. The Company was incorporated on June 23, 2023 and has had no activity since its inception other than the issuance of 100 shares of Common Stock for $10 per share that was initially funded with cash.

(B)	Reflects the unaudited historical condensed consolidated balance sheet of the Predecessor as of June 30, 2024.
(C)
Represents the net adjustments required to the historical results of the Predecessor to reflect the completion of the REIT Contribution Transactions. In connection with the REIT Contribution Transactions, existing common and preferred unit holders will contribute their interests in the Predecessor’s private REIT or operating partnership, as the case may be, to the OP in exchange for OP Units or shares of Common Stock.

Also represents the net adjustments required to the historical results of the Predecessor to reflect the completion of the Internalization. The Internalization Agreement was negotiated between the special committee (which retained its own financial and legal advisors) of the Company and NARS. Pursuant to the Internalization Agreement, NARS and certain affiliates of NARS, including certain executive officers and directors will receive 931,490 OP Units. The Internalization will be accounted for as an asset acquisition under ASC 805, and accordingly, the unaudited pro forma condensed consolidated balance sheet reflects the Company’s best estimate of the cost of the acquisition allocated to the assets acquired and liabilities assumed. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.
The preliminary purchase price allocation of the Internalization is fair valued at $17.7 million, representing the 931,490 OP Units to be issued multiplied by $19 (based on the midpoint of the price range set forth on the cover page of this prospectus) and comprised of the following (the final purchase price allocation could differ materially from the preliminary purchase price allocation):
•
Termination of the management arrangement in accordance with ASC 420 of $16.5 million, which is reflected in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023 as Management Internalization expense.

•	Right-of-use lease asset and liability of an operating lease of office space of $0.6 million and $0.6 million, respectively
•	Intangible asset attributable to the assembled work force of $1.2 million
The following pro forma adjustments are necessary to reflect the Internalization as it occurred on June 30, 2024:
•
Reversal of capitalized acquisition fees and leasing fees payable to NARS and its affiliates of $0.6 million, of which $0.5 million was paid with cash and the remaining $0.1 million in payables as of June 30, 2024

•
Asset acquisition of an intangible asset attributable to the assembled work force of $1.2 million and a right-of-use lease asset and liability comprising of an operating lease of office space of $0.6 million and $0.6 million, respectively. The assets acquired are recognized at fair value on the acquisition date, which is assumed to be to the date of initial public offering.

(D)
Reflects the net proceeds from the sale of 13,200,000 shares of Common Stock in this offering, at the initial public offering price of $19.00 per share, net of underwriting discounts and other estimated offering expenses payable by the Company. The net proceeds from this offering consist of the following:

(in thousands)
Gross proceeds from the initial public offering	$250,800
Less: Underwriting discounts	(16,929)
Proceeds before offering expenses paid or payable by the Company	233,871
Estimated offering expenses paid or payable by the Company	(2,000)
Net proceeds from the initial public offering	$231,871

The pro forma adjustment reflects the allocation of net proceeds and reclassification of deferred offering related costs as follows:

(in thousands)
Net proceeds: par value of 13,200 shares of Common Stock issued in the offering	$132
Net proceeds: value above par value of Common Stock issued in the offering	231,739
Deferred offering costs reclassified as an offset against additional paid-in capital	(3,191)
Additional paid-in capital	$228,548

Deferred offering costs consist of direct, incremental legal, professional, accounting and other third-party fees, that the Predecessor incurred prior to June 30, 2024.
The actual public offering price of the Common Stock sold in this offering will be determined at the time of pricing and will be influenced by then-prevailing market conditions. The actual public offering price may be lower or higher than the price assumed herein.
(E)	Reflects the following transactions related to the use of proceeds from this offering and repayment of debt:
•
$175.9 million to repay outstanding borrowings of $159.9 million and $16.0 million under the Revolving Credit Facility and the Term Loan Credit Facility, respectively, including the write-off of $0.4 million of deferred financing fees.

•
$253.8 million drawn from the New Delayed Draw Term Loan and New Revolving Credit Facility to repay the existing indebtedness outstanding under the ABS Notes, including the write-off of $1.9 million of deferred financing fees.

•	$4.8 million of deferred financing fees incurred on the New Delayed Term Loan and New Revolving Credit Facility, net of amortization of deferred financing fees of $0.8 million.
Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations
The adjustments to the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023 are as follows:
(F)	Reflects the unaudited historical condensed consolidated statement of operations of the Predecessor for the six months ended June 30, 2024.
(G)	Represents the net adjustments required to the historical results of the Predecessor to reflect the following:
For the five properties disposed by the Predecessor during the period from January 1, 2024 through July 30, 2024, the results of these properties have been eliminated as they will not have a continuing impact on the Company’s consolidated statement of operations, assuming completion of the acquisitions had occurred on January 1, 2023.
This includes the following:

(in thousands)	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Rental revenue	$(713)	$(593)
Depreciation and amortization	(40)	(442)
Property operating expense	(27)	(54)
General and administrative expenses	—	(13)
Impairment loss	—	(407)

For the six months ended June 30, 2024, the adjustment to rental revenue includes lease termination fees of approximately $0.6 million.
(H)
Represents the adjustments required to the historical results of the Predecessor to reflect the costs incurred as a result of the Internalization. The total amount of consideration for the Internalization is $17.7 million, of which $16.5 million was determined to be a termination cost in accordance with ASC 420 of the management arrangement between the Predecessor, NARS, and certain affiliates of NARS and as such will be expensed and will be recognized at fair value and recorded as an expense at the time of the initial public offering, which is reflected in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023 included as Management Internalization expense. It should be noted that the unaudited pro forma condensed consolidated statement of operations may not be indicative of the Company’s future results of operations because the Company expects to incur additional recurring general and administrative expenses as a result of becoming a public company, including, but not limited to, employee compensation and benefits, board of directors’ fees and expenses, directors’ and officers’ insurance, and incremental legal, audit, tax, consulting and other public reporting and compliance-related fees and expenses.
The adjustment for general and administrative expenses includes stock-based compensation expense of $2.0 million for the six months ended June 30, 2024 and $3.9 million for the year ended December 31, 2023. These amounts represent the amortization of one-time grants of RSUs that will be issued shortly after the consummation of this offering to the Company's founder, executive officers, non-employee directors, and certain other employees, and annual grants of RSUs to be made in accordance with the employment agreements of the Company's executive officers. The RSUs will vest ratably over terms of approximately five and four and five years for the annual and one time grants, respectively.
The adjustment for general and administrative expenses also includes $0.6 million relating to fees paid in connection with the Company’s outsourcing agreement with an entity of NADG not affiliated with the Company that will provide property accounting and human resource services.
This adjustment also reflects the reversal of management fees paid to NARS and certain affiliates of NARS and the corresponding impact on depreciation and amortization for fees capitalized during the year in the historical financial statements of the Predecessor.
(I)
Represents the reversal of interest expense (including amortization of deferred financing fees) as a result of repayment of the Revolving Credit Facility, Term Loan Credit Facility and ABS Notes with the proceeds of this offering and funds drawn from the New Delayed Draw Term Loan and New Revolving Credit Facility as if the repayment occurred on January 1, 2023. For the purposes of computing the pro forma adjustment on variable-rate debt, the Company used a one-month SOFR rate of 4.96% plus the applicable margins on the debt. A change in one-month SOFR of plus or minus 0.125%, would have increased or decreased the pro forma interest expense by approximately $0.3 million.

(J)	Reflects the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2023.
(K)	Represents the net adjustments required to the historical results of the Predecessor to reflect the following:
For the 26 properties acquired by the Predecessor during the year ended December 31, 2023, the incremental adjustments to the historical consolidated statement of operations of the Predecessor, assuming completion of the acquisitions had occurred on January 1, 2023 and reflect the following:
•
Rental revenue of $2.6 million for the year ended December 31, 2023, which is based on contractually specified cash base rent for these properties in effect on the date of acquisition, recorded on a straight-line basis, inclusive of any amortization of related above and below-market lease intangibles.

•
Depreciation and amortization expense of $1.2 million for the year ended December 31, 2023, which has been calculated on a straight-line basis based on the estimated useful lives of the real estate and intangible lease assets.

•
No adjustment is made to reflect the interest expense on the Revolving Credit Facility to fund these property acquisitions, as the net proceeds from this offering will be utilized to repay the outstanding borrowings on the Revolving Credit Facility.

For the two properties disposed by the Predecessor during the year ended December 31, 2023, the results of these properties have been eliminated as they will not have a continuing impact on the Company’s consolidated statement of operations.
This includes the following:
•	Rental revenue of $0.1 million
•	Depreciation and amortization of $0.1 million
(L)
Represents the net adjustments required to the historical results of the Predecessor to reflect the Joint Venture Acquisition on October 20, 2023, where the Predecessor acquired the remaining 50% interest held by the

Predecessor’s sole partner in the Joint Venture. After the acquisition, the Predecessor owns 100% of the Joint Venture. For the purposes of the unaudited pro forma consolidated statement of operations, the Joint Venture Acquisition was assumed to have occurred on January 1, 2023 and reflects the following:
The consolidation of the Joint Venture:
•	Rental revenue of $7.8 million
•	Depreciation and amortization of $3.6 million
•	Property operating expense of $1.1 million
•	General and administrative expenses of $0.3 million
•	Interest expense (including Accretion of fair value increment of assumed indebtedness) of $2.6 million
For the one property disposed by the Joint Venture during the year ended December 31, 2023, the results of this property have been eliminated as it will not have a continuing impact on the Company’s consolidated statement of operations.
•	Rental revenue of $0.1 million
•	Property operating expense of $0.1 million
The gain on Joint Venture Acquisition represents a one-time transaction for the purchase of the 50% interest held by the Predecessor’s sole partner in the Joint Venture. This is a one-time transaction; therefore, the gain will not recur in the future.